Exhibit 8.1

Significant Subsidiaries

Name of entity	Place of incorporation	Ownership interest
1. MakeMyTrip Inc.	Delaware, USA	100%
2. MakeMyTrip (India) Private Limited	India	100%
3. Luxury Tours & Travel Pte Ltd	Singapore	100%
4. MakeMyTrip FZ-LLC	United Arab Emirates	100%
5. Luxury Tours (Malaysia) Sdn. Bhd.	Malaysia	100%
6. Techblend Inc.	British Virgin Islands	100%
7. Hotel Travel Limited	Malaysia	100%
8. HTN Co., Ltd.	Thailand	100%
9. ITC Bangkok Co., Ltd.	Thailand	100%
10. Easy to Book Holding B.V.	Netherlands	100%
11. Easy to Book Service B.V.	Netherlands	100%